SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32860; 812-14725

Steadfast Alcentra Global Credit Fund and Steadfast Investment Adviser, LLC

October 12, 2017

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "1940 Act") for an exemption from sections 18(a)(2), 18(c) and 18(i) of the 1940 Act, under sections 6(c) and 23(c) of the 1940 Act for an exemption from rule 23c-3 under the 1940 Act, and for an order pursuant to section 17(d) of the 1940 Act and rule 17d-1 under the 1940 Act.

Summary of Application: Applicants request an order to permit certain registered closed-end management investment companies to issue multiple classes of shares of beneficial interest ("Shares") with varying sales loads, asset-based service and/or distribution fees and early withdrawal charges. .

Applicants: Steadfast Alcentra Global Credit Fund (the "Initial Fund") and Steadfast Investment Adviser, LLC (the "Adviser").

Filing Dates: The application was filed on December 8, 2016 and amended on April 13, 2017, August 18, 2017 and September 28, 2017.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on November 6, 2017, and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the 1940 Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: 18100 Van Karman Avenue, Suite 500, Irvine, CA 92612.

FOR FURTHER INFORMATION CONTACT: Rachel Loko, Senior Counsel, at (202) 551-6883, or Holly Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at

 or by calling (202) 551-8090.

Applicants' Representations:

1. The Initial Fund is a Delaware statutory trust that is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Initial Fund's investment objective is to provide current income and capital preservation with the potential for capital appreciation. The Initial Fund seeks to achieve its investment objective primarily by providing customized financing solutions to lower middle market and middle market companies (as defined in the Initial Fund's prospectus) in the form of floating and fixed rate senior secured loans, second lien loans and subordinated debt, which, under normal circumstances will collectively

represent at least 80% of the Initial Fund's net assets (plus the amount of any borrowings for investment purpose).

2. The Adviser, a Delaware limited liability company, is registered as an investment adviser under the Investment Advisers Act of 1940. The Adviser serves as investment adviser to the Initial Fund.

3. The applicants seek an order to permit the Initial Fund to issue multiple classes of Shares, that may (but would not necessarily) be subject to a front-end sales load, an annual asset-based service and/or distribution fee and an early withdrawal charge.

4. Applicants request that the order also apply to any other registered closed-end management investment company that conducts a continuous offering of its shares, existing now or in the future, for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as investment adviser and which operates as an interval fund pursuant to rule 23c-3 under the 1940 Act or provides periodic liquidity with respect to its Shares pursuant to rule 13e-4 under the Securities Exchange Act of 1934 ("1934 Act") (each, a "Future Fund" and together with the Initial Fund, the "Funds").[2]

5. The Initial Fund is currently making a continuous public offering of its Shares. Shares of the Funds will not be listed on any securities exchange nor traded on an over the counter system such as NASDAQ. The Funds do not expect there to be a secondary trading market for their Shares.

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[1] A successor in interest is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

[2] Any Fund relying on this relief in the future will do so in a manner consistent with the terms and conditions of the application. Applicants represent that any person presently intending to rely on the requested relief is listed as an Applicant.

6. The Initial Fund currently issues a single class of Shares, Class T Shares (the "Initial Class Shares") and proposes to offer Class A, Class D and Class I Shares (the "New Classes of Shares"). Each of the Initial Class Shares and New Class Shares will have its own fee and expense structure. Each New Class Shares would be offered at net asset value per Share and may be subject to a front-end sales load, an annual asset-based service and/or distribution fee and an early withdrawal charge. The Funds may in the future offer additional classes of Shares and/or another sales charges structure. Because of the different distribution and/or service fees, services and any other class expenses that may be attributable to the Initial Class Shares or the New Class Shares, the net income attributable to, and the dividends payable on, each class of Shares may differ from each other.

7. Applicants state that, from time to time, the Board of a Fund may create and offer additional classes of Shares, or may vary the characteristics described above of Initial Class Shares and New Class Shares in the following respects: (i) the amount of fees permitted by a distribution and/or service plan as to such class; (ii) voting rights with respect to a distribution and/or service plan of such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of Shares allocated on a class basis as described in the application; (v) differences in any dividends and net asset value per Share resulting from differences in fees under a distribution and/or service plan or in class expenses; (vi) any sales load structure; and (vii) any conversion features of the classes as permitted under the 1940 Act.

8. Applicants state that Shares of a Fund will be subject to an "early withdrawal charge" or a "repurchase fee" of up to 2.0% of the shareholder's repurchase proceeds in the event that the shareholder tenders his or her Shares for repurchase by such Fund at any time prior to the

one-year anniversary of the purchase of such Shares. Early withdrawal charges will apply

equally to all shareholders of the Fund, regardless of class, consistent with section 18 of the 1940

Act and rule 18f-3 thereunder. To the extent a Fund determines to waive, impose scheduled

variations of, or eliminate the early withdrawal charge, it will do so consistently with the

requirements of rule 22d-1 under the 1940 Act as if the early withdrawal charge were a CDSC

(defined below) and as if the Fund were an open-end investment company and the Fund's waiver

of, scheduled variation in, or elimination of, the early withdrawal charge will apply uniformly to

all shareholders of the Fund regardless of class.

9.   Applicants state that the Initial Fund currently intends to limit the number of Shares

to be repurchased in any calendar year to the number of Shares the Initial Fund can repurchase

with the proceeds it receives from the issuance of Shares under its distribution reinvestment plan.

In addition, the Initial Fund will limit the number of Shares to be repurchased in any calendar

year to 10% of the weighted average number of Shares outstanding in a prior calendar year or

2.5% in each quarter, though the actual number of Shares that the Initial Fund offers to purchase

may be less. If a Future Fund is structured to operate as an interval fund, it will adopt an

investment policy and make periodic repurchase offers to its shareholders in compliance with

rule 23c-3 or will provide periodic liquidity with respect to its shares pursuant to rule 13e-4

under the Exchange Act.[3] Any repurchase offers made by a Fund will be made to all holders of

shares of each such Fund.

10.   Applicants represent that any asset-based distribution and service fees will comply

with the provisions of the Financial Industry Regulatory Authority ("FINRA") Rule 2341

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[3] Applicants submit that rule 23c-3 and Regulation M under the 1934 Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933.

("FINRA Rule 2341").[4] Applicants also represent that each Fund will disclose in its prospectus the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multiple class funds. As if it were an open-end management investment company, each Fund will disclose its expenses in shareholder reports, and describe any arrangements that result in breakpoints in sales loads in its prospectus.[5] In addition, applicants will comply with applicable enhanced fee disclosure requirements for fund of funds, including registered funds of hedge funds.[6]

11.   Each of the Funds will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to the Fund. In addition, each Fund will contractually require that any distributor of the Fund's Shares comply with such requirements in connection with the distribution of such Fund's shares.

12.   Each Fund will allocate all expenses incurred by it among the various classes of Shares based on the net assets of that Fund attributable to each class, except that the net asset value and expenses of each class will reflect the expenses associated with the distribution and/or service plan of that class, shareholder service fees, and any other incremental expenses of that class. Expenses of a Fund allocated to a particular class of the Fund's Shares will be borne on a

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[4] Any reference to the FINRA Rule 2341 includes FINRA Rule 2342 as such rule may be amended or any successor thereto.

[5] See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Release No. 26372 (Feb. 27, 2004) (adopting release) (requiring open-end investment companies to disclose fund expenses in shareholder reports); and Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Release No. 26464 (June 7, 2004) (adopting release) (requiring open-end investment companies to provide prospectus disclosure of certain sales load information).

[6] Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the 1940 Act.

pro rata basis by each outstanding Share of that class. Applicants state that each Fund will comply with the provisions of rule 18f-3 under the 1940 Act as if it were an open-end investment company.

13. Applicants state that each Future Fund may impose an early withdrawal charge on Shares submitted for repurchase that have been held less than a specified period and may waive the early withdrawal charge on repurchases in connection with certain categories of shareholders or transactions to be established from time to time. Applicants state that each Future Fund will apply the early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of rule 22d-1 under the 1940 Act as if the Future Funds were open-end investment companies.

14. If a Future Fund is structured to operate as an interval fund, it will adopt a fundamental investment policy in compliance with Rule 23c-3 and make periodic repurchase offers to its shareholders, or provide periodic liquidity with respect to its Shares. To the extent the Fund determines to waive, impose scheduled variations of, or eliminate, the early withdrawal charge, the Fund will do so consistently with the requirements of Rule 22d-1 under the 1940 Act as if the early withdrawal charge were a CDSC (as defined below) and as if the Fund were an open-end investment company and the Fund's waiver of, scheduled variation in, or elimination of, the early withdrawal charge will apply uniformly to all shareholders. Contingent deferred sales charges ("CDSC") are distribution-related charges payable to a distributor and assessed by an open-end investment company pursuant to Rule 6c-10 under the 1940 Act.

Applicants' Legal Analysis:

Multiple Classes of Shares

1. Section 18(a)(2) of the 1940 Act provides that a closed-end investment company may not issue or sell a senior security that is a stock unless certain requirements are met. Applicants state that the creation of multiple classes of shares of the Funds may violate section 18(a)(2) because the Funds may not meet such requirements with respect to a class of shares that may be a senior security.

2. Section 18(c) of the 1940 Act provides, in relevant part, that a closed-end investment company may not issue or sell any senior security if, immediately thereafter, the company has outstanding more than one class of senior security. Applicants state that the creation of multiple classes of Shares of the Funds may be prohibited by section 18(c), as a class may have priority over another class as to payment of dividends because shareholders of different classes would pay different fees and expenses.

3. Section 18(i) of the 1940 Act provides that each share of stock issued by a registered management investment company will be a voting stock and have equal voting rights with every other outstanding voting stock. Applicants state that multiple classes of Shares of the Funds may violate section 18(i) of the 1940 Act because each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

4. Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security or transaction or any class or classes of persons, securities or transactions from any provision of the 1940 Act, or from any rule or regulation under the 1940 Act, if and to the extent such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940

Act. Applicants request an exemption under section 6(c) from sections 18(a)(2), 18(c) and 18(i) to permit the Funds to issue multiple classes of Shares.

5.   Applicants submit that the proposed allocation of expenses relating to distribution and voting rights among multiple classes is equitable and will not discriminate against any group or class of shareholders. Applicants submit that the proposed arrangements would permit a Fund to facilitate the distribution of its Shares and provide investors with a broader choice of shareholder services. Applicants assert that the proposed closed-end investment company multiple class structure does not raise the concerns underlying section 18 of the 1940 Act to any greater degree than open-end investment companies' multiple class structures that are permitted by rule 18f-3 under the 1940 Act. Applicants state that each Fund will comply with the provisions of rule 18f-3 as if it were an open-end investment company.

Early Withdrawal Charges

1.   Section 23(c) of the 1940 Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

2.   Rule 23c-3 under the 1940 Act permits an "interval fund" to make repurchase offers of between five and twenty-five percent of its outstanding shares at net asset value at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) under the 1940 Act permits an interval fund to deduct from repurchase proceeds only a repurchase fee,

not to exceed two percent of the proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

3.   Section 23(c)(3) provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

4.   Applicants request relief under section 6(c), discussed above, and section 23(c)(3) from rule 23c-3 to the extent necessary for the Future Funds to impose early withdrawal charges, which are distribution-related fees payable to the distributor, on Shares of the Funds submitted for repurchase that have been held for less than a specified period.

5.   Applicants state that the early withdrawal charges they intend to impose are functionally similar to CDSCs imposed by open-end investment companies under rule 6c-10 under the 1940 Act. Rule 6c-10 permits open-end investment companies to impose CDSCs, subject to certain conditions. Applicants note that rule 6c-10 is grounded in policy considerations supporting the employment of CDSCs where there are adequate safeguards for the investor and state that the same policy considerations support imposition of early withdrawal charges in the interval fund context. In addition, applicants state that early withdrawal charges may be necessary for the distributor to recover distribution costs. Applicants represent that any early withdrawal charge imposed by the Funds will comply with rule 6c-10 under the 1940 Act as if the rule were applicable to closed-end investment companies. Each Future Fund will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning CDSCs.

Asset-based Distribution and/or Service Fees

1.   Section 17(d) of the 1940 Act and rule 17d-1 under the 1940 Act prohibit an affiliated person of a registered investment company, or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under section 17(d) and rule 17d-1, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the 1940 Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

2.   Rule 17d-3 under the 1940 Act provides an exemption from section 17(d) and rule 17d-1 to permit open-end investment companies to enter into distribution arrangements pursuant to rule 12b-1 under the 1940 Act. Applicants request an order under section 17(d) and rule 17d-1 under the 1940 Act to the extent necessary to permit the Fund to impose asset-based distribution and service fees. Applicants have agreed to comply with rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies, which they believe will resolve any concerns that might arise in connection with a Fund financing the distribution of its Shares through asset-based distribution fees.

3.   For the reasons stated above, applicants submit that the exemptions requested under section 6(c) are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants further submit that the relief requested pursuant to section 23(c)(3) will be consistent with the protection of investors and will insure that applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Finally, applicants

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state that the Funds' imposition of asset-based distribution and/or service fees is consistent with the provisions, policies and purposes of the 1940 Act and does not involve participation on a basis different from or less advantageous than that of other participants.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the order will comply with the provisions of rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the 1940 Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Rule 2341, as amended from time to time, as if that rule applied to all closed-end management investment companies.

For the Commission, by the Division of Investment Management, under delegated authority.


Eduardo A. Aleman
Assistant Secretary
